FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 8, 2007

Item 3: News Release:

A news release dated and issued on January 8, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is please to announce it has completed its brokered private placement.

Item 5: Full Description of Material Change:

January 8, 2007, Vancouver, BC – El Niño Ventures Inc. (the “Company”) is pleased to announce that further to its news release of December 14, 2006 the Company has closed the first tranche of its brokered private placement and has issued a total of 1,558,815 flow-through units at $0.55 per flow-through unit for total proceeds of $857,348.25.  Each flow-through unit consisted of one flow-through common share and one common share purchase warrant with each warrant entitling the holder to purchase one additional common share of the Company at a purchase price of $0.65 until December 28, 2007.

In connection with the closing of the first tranche of this financing, the Company has paid $68,587.86 in commission and issued 124,705 broker warrants to Canaccord Capital Corporation.  Each broker warrant entitles the holder to purchase one common share at a purchase price of $0.55 until December 28, 2007.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on April 29, 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of January 2007.